                                    FORM 3
           OMB APPROVAL
OMB Number            3235-0104
Expires:     September 30, 1998
Estimated average burden
hours per response..........0.5

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of theSecurities Exchange Act of 1934, Section
 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of
                      the Investment Company Act of 1940

(Print or Type Responses)

---------------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*           2.  Date of Event         4.  Issuer Name and Ticker or Trading Symbol
                                                    Requiring Statement
      Murry N. Gunty ("Gunty")                          (Month/Day/Year)            Brandywine Realty Trust (NYSE: BDN)
                                                        09/28/98

---------------------------------------------------------------------------------------------------------------------------------
(Last)         (First)           (Middle)           3.  I.R.S.                5.  Relationship of Reporting Person(s) to Issuer
                                                        Identification                          (Check all applicable)
c/o LF Strategic Realty Investors L.P.                  Number of Reporting
Lazard Freres                                           Person, if an entity           X    Director                10% Owner
Thirty Rockefeller Plaza, 63rd Floor                    (voluntary)                  ------                  ------
                                                                                            Officer             X   Other
                                                                                     ------                  ------
                                                                                     (give title below)            (specify below)
---------------------------------------------------

                New York, New York 10020                                                    See (1) and (2) below.
---------------------------------------------------------------------------------------------------------------------------------
                 (City)   (State)   (Zip)

6.  If Amendment, Date of Original
    (Month/Day/Year)

-----------------------------------------
7.    Individual or Joint/Group Filing
      (Check Applicable Line)

   X  Form filed by One Reporting Person
      Form filed by More than One Reporting Person

---------------------------------------------------------------------------------------------------------------------------------

            Table I -- Non-Derivative Securities Beneficially Owned

---------------------------------------------------------------------------------------------------------------------------------
1.   Title of Security     2. Amount of Securities             3. Ownership        4.  Nature of Indirect Beneficial Ownership
        (Instr. 4)            Beneficially Owned                  Form:                (Instr. 5)
                                                                  Direct (D) or
                              (Instr. 4)                          Indirect (I)
                                                                  (Instr. 5)
---------------------------------------------------------------------------------------------------------------------------------

Common Shares              1,339,285 (see (4) below)               I               See (1) and (2) below.

---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v)                                   SEC 1473 (7/97)

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3 (continued)  Table II -- Derivative Securities Beneficially Owned
                    (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------
1.Title of Derivative Security         2.Date Exercisable and                     3.Title and Amount of Securities Underlying
   (Instr. 4)                            Expiration Date                          Derivative Security
                                       (Month/Day/Year)                           (Instr. 4)



                                       ------------------------------------------------------------------
                                       Date Exer-  Expira-                             Amount or
                                       cisable     tion Date          Title            Number of Shares
------------------------------------------------------------------------------------------------------------------------------
                                       See (3)     None.     Common Shares              1,339,285 (see
Convertible Preferred Shares           below.                                           (4) below)
------------------------------------------------------------------------------------------------------------------------------
Convertible Preferred Units            See (5)     None.     Common Shares              2,767,857 (see
                                       below                                            (6) below)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------


4.Conversion or                        5. Ownership Form of                       6.  Nature of
  Exercise Price of                       Derivative Security:                        Indirect
  Derivative Security                     Direct (D) or Indirect (I)                  Beneficial
                                          (Instr. 5)                                  Ownership

                                                                                      (Instr. 5)



------------------------------------------------------------------------------------------------------------------------------
See (3) below.                         I.                                          See (1) and (2) below.
------------------------------------------------------------------------------------------------------------------------------
See (5) below.                         I.                                          See (1) and (5) below.
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1) Gunty is a Trustee of Brandywine Realty Trust ("Issuer"). In addition, he is a Principal of Lazard Freres Real Estate Investors, L.L.C. ("LFREI"), which is a general partner of LF Strategic Realty Investors L.P. ("LFSRI"), which is the sole member of Prometheus AAPT Holdings, L.L.C. ("Holdings").

(2) Pursuant to that certain Purchase and Contribution Agreement, dated August 6, 1998 (the "Purchase and Contribution Agreement"), by and among Holdings, LFSRI, Issuer and others, Holdings directly acquired 750,000 shares of 7.25% Series A Cumulative Convertible Preferred Shares ("Convertible Preferred Shares") of Issuer on September 28, 1998. Such Convertible Preferred Shares are immediately convertible into common shares ("Common Shares") of Issuer. Gunty disclaims beneficial ownership of any such shares except to the extent of his pro rata interest in such shares.

(3) The Convertible Preferred Shares are immediately convertible at Holdings' option into Common Shares at a conversion price of $28.00 per share; provided, that if the Common Shares have traded at $23.00 per share or lower during the 60 day trading period ending December 31, 2003, such conversion price is reduced to $26.50. The Convertible Preferred Shares have an initial liquidation preference of $50.00 per share. In addition, Issuer may redeem the Convertible Preferred Shares for cash at anytime on or after January 2, 2004 or upon the satisfaction of certain market conditions.

(4) Number of Common Shares beneficially owned calculated based on a $28.00 per share conversion price.

(5) Pursuant to the Purchase and Contribution Agreement, Commonwealth Atlantic Land IV Inc., Commonwealth Atlantic Land II Inc., Commonwealth Atlantic Development Inc., Commonwealth Atlantic Operating Properties Inc. and Commonwealth Atlantic Land Company (collectively, the "Commonwealth Sellers") acquired an aggregate of 1,550,000 shares of Series B Preferred Units ("Convertible Preferred Units") of Brandywine Operating Partnership, L.P., a direct subsidiary of Issuer, on September 28, 1998 and may acquire an additional 400,000 shares of Convertible Preferred Units in connection with the post-closing transfer of certain assets in accordance with the terms of the Purchase and Contribution Agreement. Each of the Commonwealth Sellers is a direct or indirect wholly-owned subsidiary of Commonwealth Atlantic Properties Inc. ("CAPI"). CAPI, in turn, is a direct subsidiary of LF Strategic Realty Investors L.P., the general partner of which is LFREI. Such Convertible Preferred Units are convertible into Common Shares on and after September 28, 1999 at a conversion price of $28.00 per share; provided, that if the Common Shares have traded at $23.00 per share or lower during the 60 day trading period ending December 31, 2003, such conversion price is reduced to $26.50. The Convertible Preferred Units have an initial liquidation preference of $50.00 per unit. In addition, Issuer may redeem the Convertible Preferred Units for cash at anytime on or after January 2, 2004 or upon the satisfaction of certain market conditions. Gunty disclaims beneficial ownership of any such shares except to the extent of his pro rata interest in such shares.

(6) Number of Common Shares into which the Convertible Preferred Units are convertible were calculated based on a $28.00 per share conversion price.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                      Murry N. Gunty                                 10/8/98
-------------------------------------------------------------   ---------------
             ** Signature of Reporting Person                           Date

                          Murry N. Gunty,
              Trustee of Brandywine Realty Trust and
                            Principal,
            Lazard Freres Real Estate Investors L.L.C.,

      as general partner of LF Strategic Realty Investors L.P., as sole member of Prometheus AAPT Holdings, L.L.C.